Exhibit 8.1

LIST OF SIGNIFICANT SUBSIDIARIES OF OAO TATNEFT

	Name	Jurisdiction of Incorporation
1.	OAO Nizhnekamskshina	Russian Federation
2.	OAO Bank Zenit(1)	Russian Federation
3.	Tatneft Europe AG	Switzerland

(1)	In April 2005 we owned 52.7% of Bank Zenit, a Russian commercial bank founded in December 1994 and based in Moscow, having increased our holdings from 50% plus one share in 2004. In April 2005, our wholly-owned subsidiary, Tatneft Oil AG, sold its 26.75% stake in Bank Zenit to three companies acting for the benefit of beneficiaries of Urals Energy NV. This transaction had the effect of reducing our ownership share in Bank Zenit to 25.95%.